Mail Stop 3561

October 6, 2006

Ray C. Thousand
3990 Westerly Place, Suite 200
Newport Beach, California 92660

> **Re: UPFC Auto Financing Corporation**
> **Registration Statement on Form S-3**
> **File No. 333-137374**
> **Filed September 15, 2006**

Dear Mr. Thousand,

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to the base prospectuses and the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General

Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplements

Cover

5. Please identify the sponsor on the cover page. Refer to Item 1102(a) of Regulation AB.

6. Please briefly describe any credit enhancement or other support for the transaction on the cover page. Refer to Item 1102(h) of Regulation AB.

Important Notice about Information Presented, page S-3

7. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise the third bullet point accordingly.

Sale, Assignment and Servicing of Automobile Contracts, page S-48

8. We note that the servicer may direct the trust to sell automobile contracts that are more than 60 days delinquent; up to 20% of the initial number of receivables in the automobile contract pool. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

Optional Purchase, page S-49

9. We note that the seller has the right to repurchase automobile contracts in a manner that will not include automobile contracts repurchased as a result of breaches of representations and/or covenants. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

Base Prospectus

Pre-Funding, page 19

10. We note that you contemplate pre-funding to purchase additional automobile contracts. Please revise your disclosure to clarify that any pre-funding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that you will not use more than 50% of the proceeds of the offering to fund the pre-funding account.

Credit and Cash Flow Enhancement, page 23

11. We note the list of credit and cash flow enhancements that may be included in a take down. The general terms and conditions of all credit and cash flow enhancements reasonably contemplated to be included in future offerings must be in the base prospectus. Please revise this section to separately discuss each form of credit and cash flow enhancement. Please separate out each item under an appropriate classification and describe how each operates. Please refer to Items 1114 and 1115 of Regulation AB.

12. We also note that a credit enhancement for a series of securities may cover one or more other series of securities and that the securityholder of any series will be subject to the risk that credit enhancement may be exhausted by the claims of securityholders of other series. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

Available Information, Page 43

13. The public reference facilities of the SEC are located at 100 F Street NE, Washington, DC 20549. Please revise.

Part II

Item 17. Undertakings, page II-3

14. Please include the undertakings required under Items 512(a)(5)(i)(A) and (B) and 512(a)(6)(1)-(iv) or explain why it is not required.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact me at (202) 551-3315.

Sincerely,

Hanna T. Teshome
Special Counsel

cc: Via Facsimile
        Andrew E. Katz, Esq.
        Mitchell Silberberg & Knupp LLP
        (310) 312-3100